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               [AMERICAN ORIENTAL BIOENGINEERING, INC. LETTERHEAD]



United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Mr. Jim B. Rosenberg, Senior Assistant Chief Account
Ms. Tabatha Atkins, Staff Account
Mr. Oscar Young, Senior Staff Account
                                                                    May 18, 2006

Ladies and Gentlemen:

We refer to your letter to us dated April 17, 2006 containing certain questions relating to our Form 10-KSB for the year ended December 31, 2005 (the "April Letter") and our response to the April Letter submitted to you on April 28, 2006. We are advised that in a conversation on May 4, 2006 that Ms. Atkins had with our counsel, Beth Neuhaus of Loeb & Loeb LLP, Ms. Atkins asked whether we performed the "public float" analysis under Item 10(a)(1) of Regulation S-B in order to determine whether we were a small business issuer during our fiscal year ended December 31, 2005 ("Fiscal 2005"). (1)

Item 10(a)(1) of Regulation S-B provides that "an entity is not a small business issuer if it has a public float ... of $25,000,000 or more." Subparagraph 2(iii) supplementally provides that a small business issuer "... will remain a small business issuer until it exceeds the revenue limit or the public float limit for two consecutive years..."(2) Item 10(a)(1) of Regulation S-B defines an issuer's "public float" as the aggregate market value of the issuer's outstanding voting and non-voting common equity held by non-affiliates. The note to Item 10(a)(1) provides that an issuer's public float may be computed by using the price at which the common stock was last sold on a date within 60 days prior to the end of its most recent fiscal year.

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         (1) Since we did not have two consecutive years of revenues of
$25,000,000 or more until the end of Fiscal 2005, the sole determination at hand with respect to our small business category eligibility for Fiscal 2005 is whether we exceeded the "public float" limit under Item 10(a)(1) of Regulation S-B.

         (2) Because we had revenues in excess of $25,000,000 for each of the fiscal years ended December 31, 2004 and 2005, we are no longer a small business issuer commencing with our fiscal year ending December 31, 2006. As such, our quarterly report for the period ended March 31, 2006 is our first periodic report filed under the Exchange Act when we are no longer within the small business reporting category.

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Based on the foregoing, and relying solely on information contained in our Forms
10-KSB for each of the years ended December 31, 2003 and December 31, 2004 with respect to the determination of the number of shares of common stock held by non-affiliates, we have calculated the aggregate market value of our voting and non-voting common stock held by non-affiliates for each of our fiscal years ended December 31, 2003 and December 31, 2004 to have been approximately $30.7 million and $19.5 million, respectively. Accordingly, the fact that we did not exceed the "public float" limit of $25,000,000 for two consecutive years (taken in tandem with the fact that we did not have revenues exceeding $25,000,000 for two consecutive fiscal years until Fiscal 2005) demonstrates that we continued to be a small business issuer during Fiscal 2005 and were entitled to file reports under the small business issuer category during such year.

We note that (i) our annual report on Form 10-KSB for the year ended December 31, 2003, as amended, states that the aggregate market value of our common stock held by non-affiliates as of March 9, 2004 was $71,744,620 and (ii) our annual report on Form 10-KSB for the year ended December 31, 2004, as amended, states that the aggregate market value of our common stock held by non-affiliates as of March 30, 2004 was $28,201,096. We acknowledge that these two statements appear on their face incongruous and, one or both of such numbers may be incorrect. We are currently investigating these numbers, with the full intention, if necessary, of amending these filings with the correct numbers. Unfortunately, we were represented by different counsel at the times of such filings and we do not have the benefit of their involvement at this point in time.

Should you have any questions with respect to the foregoing, please feel free to contact our counsel, Mitchell Nussbaum at (212) 407-4159 or Beth Neuhaus at
(212) 407-4902.

Very truly yours,

AMERICAN ORIENTAL BIOENGINEERING, INC.



By: /s/ Tony Liu
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    Tony Liu
    Chief Executive Officer